UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             WATERSIDE CAPITAL CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   811-08387
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                   MAY 10, 2010
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  811-08387

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         150,588
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    150,588
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             150,588
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.9%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Waterside Capital Corp. ("the company"), 3092 Brickhouse Court, Virginia Beach, VA 23452.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $44,940.41 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

     The reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of
Schedule 13D.

     The reporting person is filing this 13D report late, owing to the fact that he mistakenly believed that the company had deregistered under the Exchange Act of 1934, and was no longer a reporting company. However, while the company had announced on January 7, 2010 that it would be delisting from Nasdaq, Nasdaq filed a Form 25 to complete the delisting on March 9, 2010, and the delisting became effective on March 19,2010, the company never deregistered, and the reporting person only realized on December 9, 2010 that he was required to report his "over 5%" position, within 10 days of May 10, 2010, because Waterside is still a reporting company. This filing corrects the omission.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on December 10, 2010, the reporting person has sole voting and dispositive power over 150,588 shares of Waterside Capital Corp.'s common stock. According to the company's latest public filing, as of October 15, 2010, there were 1,915,548 common shares outstanding. The reporting person is therefore deemed to own 7.9% of the company's common stock. Transactions effected by the respondent in the 60 days prior to the May 10, 2010 "trigger" date, through December 10, 2010, were performed in ordinary brokerage transactions, and are indicated as follows:

03/16/10  sold 3962 shares @ $.51
04/12/10  bought 10,000 shares @ $.308
04/13/10  bought 15,201 shares @ $.201
04/15/10  bought 9799 shares @ $.201
04/23/10  bought 25,000 shares @ $.151
05/10/10  bought 25,000 shares @ $.111
05/12/10  bought 25,000 shares @ $.071
12/08/10  bought 5000 shares @ $.15
12/09/10  bought 10,000 shares @ $.101

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  12/10/10
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor